UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: 8/1/22

(Date of earliest event reported)

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests;  Series #90FM1 membership interests;  Series #83FB1 membership interests;  Series #98DV1 membership interests;  Series #93XJ1 membership interests;  Series #06FS1 membership interests;  Series #02AX1 membership interests;  Series #99LE1 membership interests;  Series #91MV1 membership interests;  Series #92LD1 membership interests;  Series #94DV1 membership interests;  Series #00FM1 membership interests;  Series #72MC1 membership interests;  Series #06FG1 membership interests;  Series #11BM1 membership interests;  Series #80LC1 membership interests;  Series #02BZ1 membership interests;  Series #88BM1 membership interests;  Series #63CC1 membership interests;  Series #76PT1 membership interests;  Series #75RA1 membership interests;  Series #65AG1 membership interests;  Series #93FS1 membership interests;  Series #61JE1 membership interests;  Series #90MM1 membership interests;  Series #65FM1 membership interests;  Series #88PT1 membership interests;  Series #94LD1 membership interests;  Series #99SS1 membership interests;  Series #94FS1 membership interests;  Series #61MG1 membership interests;  Series #92CC1 membership interests;  Series #89FT1 membership interests;  Series #80PN1 membership interests;  Series #89FG2 membership interests;  Series #88LL1 membership interests; Series #03SS1 membership interests; Series #MEEB11275 membership interests; Series #82TAYLOR membership interests; Series #HOLMES membership interests; Series #HULK180 membership interests; Series #05JAYZ membership interests; Series #JUSTINIAN membership interests; Series #67ICEBOWL membership interests; Series #DKCOUNTRY membership interests; Series #FALCON membership interests; Series #MARIOWRLD membership interests; Series #82AV1 membership interests; Series #SUPERBWL1 membership interests; Series #MEEB7985 membership interests; Series #BONDWATCH membership interests; Series #95FF1 membership interests; Series #MAYC857 membership interests; Series #PUNK2981 membership interests; Series #WOW2221 membership interests; Series #NIKON1 membership interests; Series #LOTF membership interests; Series #DOOD6778 membership interests; Series #BAKC7820 membership interests; Series #NBAJAM membership interests; Series #SANDBOX1 membership interests; Series #WOW6586 membership interests; Series #AZUKI6704 membership interests; Series #58PELE4 membership interests; Series #OBAMABALL membership interests; Series #BART membership interests; Series #HOMER membership interests; Series #SI1 membership interests; Series #GOLD1 membership interests; Series #VERSTAPP1 membership interests; Series #96TIGER membership interests; Series #88ZELDA membership interests; Series #STARWARS3 membership interests; Series #YEEZY membership interests; Series #MAYC9114 membership interests; Series #VFRNDS1 membership interests; Series #TREASURE membership interests; Series #MACWORLD1 membership interests; Series #KENNERSET membership interests; Series #LEDZEPP1 membership interests; Series #VEEVIPER membership interests; Series #BEEPLE1 membership interests

Series #WARHOL1 membership interests; Series #GAMEBOY membership interests; Series #CROESUS membership interests; Series #32RUTH membership interests; Series #ELON1 membership interests; Series #SACHS1 membership interests;

(Securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On May 16, 2022, RSE Collection, LLC, a Delaware series limited liability company (the “Company”), launched the offering of series interests of Series #SACHS1, a series of the Company.  The Underlying Asset for Series #SACHS1 was the Tom Sachs Rocket Factory “Gamechanger” Non-Fungible Token (“NFT”) with USPS Brand.

The Tom Sachs Rocket Factory NFT collection, which was owned and operated by Home Hobby Solutions, LLC (“Home Hobby”), is made up of 3,000 component NFTs branded with 1 of 30 unique brands of differing rarity. Upon acquiring the necessary component NFTs, an owner could opt to burn the component NFTs and mint a new NFT representing a completed rocket. When purchased by the Company, the Underlying Asset of Series #SACHS1 was an NFT representing a completed rocket. As a function of the concept of the Tom Sachs Rocket Factory, by July 24, 2022, each owner of an NFT of the Tom Sachs Rocket Factory was required to decide whether to launch a physical rocket constructed by Home Hobby and exhibiting characteristics corresponding to those of the completed digital rocket represented by the NFT. If the physical rocket launched, the NFT representing the completed rocket would be updated with metadata gathered from the launch and linked to a video documenting the launch.

On July 21, 2022, persons who had submitted subscription applications to purchase interests in Series #SACHS1 voted in a nonbinding poll conducted by RSE Collection Manager, LLC, the managing member of the Company (the “Managing Member”), concerning whether or not to launch a rocket matching the specifications of the digital rocket. Eighty-seven percent of the votes cast in the poll favored launching the physical rocket.

Taking into consideration the results of the poll and the best interests of the Company and Series #SACHS1, the Managing Member, determined to elect to launch the physical rocket. Accordingly, Home Hobby was informed of the Company’s decision to direct the construction and launching of the corresponding physical rocket.

On August 1, 2022, the offering of series interests of Series #SACHS1 closed, and Home Hobby launched the corresponding physical rocket.  After launching the physical rocket, Home Hobby was to have made every attempt at recovery of the physical rocket. If recovered, the physical rocket will be shipped to Series #SACHS1 in a custom display box. The completed rocket NFT will be updated with metadata gathered from the launch and a video documenting the launch will be linked to the completed NFT.  After the launch of the rocket, the Underlying Asset for Series #SACHS1 will consist of the completed NFT (as supplemented by metadata gathered from the launch) and the physical rocket, assuming such physical rocket is successfully recovered and delivered to Series #SACHS1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Collection Manager, LLC, its managing member

By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

By: /s/ George Leimer

Name: George Leimer

Title: Chief Executive Officer

Dated: 08/08/2022